EXHIBIT 99.1

Osisko Development Files Technical Report For The Cariboo Gold Project

MONTREAL, Jan. 11, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that the Company has filed a technical report, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), for the Company's 100%-owned Cariboo Gold Project ("Cariboo" or the "Project"), titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada" (the "Technical Report") and dated January 10, 2023 (with an effective date of December 30, 2022).

The Technical Report was prepared and compiled for Osisko Development by independent representatives of BBA Engineering Ltd. and supported by independent consulting firms, including InnovExplo Inc., SRK Consulting (Canada) Inc., Golder Associates Ltd. (amalgamated with WSP Canada Inc. on January 1, 2023, to form WSP Canada Inc.), WSP USA Inc., Falkirk Environmental Consultants Ltd., Klohn Crippen Berger Ltd., KCC Geoconsulting Inc., and JDS Energy & Mining Inc., each of whom is a "qualified person" (within the meaning of NI 43-101), as reported in the Company's news release dated January 3, 2023. The Technical Report supersedes the prior technical report on the Project dated May 24, 2022.

The Technical Report can be found on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and the Company's website at https://osiskodev.com/cariboo-gold-project.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central BC, Canada, the recently acquired Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.